================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  35921W 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                               Peter R. Vogelsang
                                 Morgan Stanley
                          1221 Avenue of the Americas
                         New York, New York 10020-0001
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 12, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                              -------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: o

                         (Continued on following pages)
                               Page 1 of 22 Pages

================================================================================

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 2 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
                              8      SHARED VOTING POWER
    NUMBER OF SHARES
   BENEFICIALLY OWNED                2,856,598
    BY EACH REPORTING         --------------------------------------------------
       PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     2,856,598
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,856,598 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.4%+  - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                   SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 3 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
 -------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
                              8      SHARED VOTING POWER
    NUMBER OF SHARES
   BENEFICIALLY OWNED                2,441,388
    BY EACH REPORTING         --------------------------------------------------
       PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     2,441,388
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,441,388 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.4%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 4 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
       NUMBER OF SHARES       --------------------------------------------------
      BENEFICIALLY OWNED       8     SHARED VOTING POWER
       BY EACH REPORTING
          PERSON WITH                2,441,388
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     2,441,388
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,441,388 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.4%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 5 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Partners IV, L.P.
 -------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]
 -------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
 -------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
                               8     SHARED VOTING POWER
       NUMBER OF SHARES
      BENEFICIALLY OWNED             2,113,703
       BY EACH REPORTING      --------------------------------------------------
          PERSON WITH          9     SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     2,113,703
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,113,703 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.8%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 6 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                        (b)[ ]
 -------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                   -0-
                              --------------------------------------------------
       NUMBER OF SHARES        8     SHARED VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING             245,223
          PERSON WITH         --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     245,223
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             245,223 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 7 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
       NUMBER OF SHARES        8     SHARED VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING             82,462
          PERSON WITH         --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                    -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     82,462
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             82,462 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x}

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 8 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                     -0-
                             ---------------------------------------------------
       NUMBER OF SHARES       8      SHARED VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING             394,445
          PERSON WITH        ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     394,445
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            394,445 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 9 of 22 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Originators Investment Plan, L.P.
 -------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
 -------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
       NUMBER OF SHARES        8     SHARED VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING             20,765
          PERSON WITH         --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     20,765
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,765 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. 35921 W 10 1                                       Page 10 of 22 Pages
----------------------                                       -------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW OIP Investors, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                              --------------------------------------------------
       NUMBER OF SHARES        8     SHARED VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING             20,765
          PERSON WITH         --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     -0-
                             ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     20,765
 -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,765 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 3 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1") and Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2", and the Original Schedule 13D as amended by the Amendment No. 1 and the Amendment No. 2, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 3.

     Item 1. Security and Issuer.

     The first paragraph under Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

          This statement relates to the shares of common stock, without par value (the "Common Stock") of Frontstep, Inc. formerly known as Symix Systems, Inc., an Ohio corporation (the "Company"). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the "2000 Warrants"); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the "2002 Warrants", and, together with the 2000 Warrants, the "Warrants"); (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the "Preferred Stock");
     (iv) conversion of the Initial Notes (as defined below); and (v) conversion of the First Tranche Convertible Notes (as defined below) owned by the Reporting Persons.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following new paragraph at the end of such Item:

          In connection with the Funds' purchase of the First Tranche Convertible Notes (as defined below) with a face value of $1,059,030 on August 12, 2002 as described in Item 4, the general and the limited partners of the Funds contributed, in the aggregate, $1,059,030.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by:

     (a) adding the new paragraph below immediately after the last paragraph under the caption "2002 Transaction":

               On August 6, 2002, the Company provided the 2002 Investors with a notice, whereby the Company would issue to the 2002 Investors Convertible Notes in aggregate principal amount of $2,500,000 (the "First Tranche Convertible Notes") pursuant to the SPA Amendment. On August 12, 2002, the Company issued and sold the First Tranche Convertible Notes to the 2002 Investors for an aggregate of $2,500,000. Of that amount, the Funds purchased $1,059,030 aggregate principle amount of the First Tranche Convertible Notes for a total of $1,059,030.

     (b) adding the following descriptions of the Convertible Notes immediately after the last paragraph under the caption "Description of the Initial Notes and 2002 Warrants" and immediately prior to the caption "Amended and Restated Investor Rights Agreement".

     Description of Convertible Notes

     Convertible Notes; Interest. The Convertible Notes are unsecured. Interest at a rate of 10% is payable quarterly in arrears on March 31, June 30, September 30, and December 31.

     Conversion. Pursuant to the terms thereof, the Convertible Notes owned by the Funds will be convertible into shares of Common Stock, at the election of the holder at any time after issuance, at a conversion price per share initially equal to $2.4876.

     The conversion price of the Convertible Notes is subject to adjustment on a weighted average basis in the event of a dilutive issuance at below the conversion price for the Convertible Notes. "Dilutive issuance" does not include shares of Common Stock issued pursuant to employee stock plans or shares issued in connection with a merger or acquisition other than a merger or acquisition involving a change in control of the Company. The conversion rate of the Convertible Notes will also be adjusted in the event of any structural anti-dilution resulting from stock splits, stock dividends or other similar events.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by:

     (a) deleting the second and the third paragraphs under Item 5 and replacing them as follows:

               If all of the outstanding Preferred Stock were converted into Common Stock as of August 12, 2002, the Funds, Equity Funding and OIP would own 1,601,064 shares of Common Stock, which would represent approximately 16.3% of the Common Stock (or approximately 14.3% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 12, 2002).

               The Funds, Equity Funding and OIP have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock convertible into 1,601,064 shares of Common Stock, 574,379 Warrants exercisable for 574,379 shares of Common Stock, $635,418 principal amount of Initial Notes convertible into 255,433 shares of Common Stock, and $1,059,030 principal amount of First Tranche Convertible Notes convertible into 425,722 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock, Initial Notes and First Tranche Convertible Notes were converted into Common Stock as of August 12, 2002, the Funds, Equity Funding and OIP would have held an aggregate of 2,856,598 shares of Common Stock, which would have represented approximately 22.9% of the Common Stock (or approximately 20.6% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 12, 2002).

     (b) deleting the fifth and the sixth paragraphs under Item 5 and replacing them as follows:

               Each of Morgan Stanley, MSVP Inc. and MSVP LLC may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, the Initial Notes and the First Tranche Convertible Notes beneficially held by the Funds.

               Morgan Stanley may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, the Initial Notes and the First Tranche Convertible Notes beneficially owned by the Funds, MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Form of Article Fourth of the Amended Articles of
                Incorporation (previously filed as Exhibit 3 to Original
                Schedule 13D on May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to
                Original Schedule 13D on May 19, 2000)

     Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit
                5 to Original Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

     Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit
                6 to Amendment No. 1 on March 11, 2002)

     Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment
                No. 2 on July 10, 2002)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002


                                         MORGAN STANLEY


                                         By: /s/ Peter R. Vogelsang
                                             -----------------------------------
                                             Name:  Peter R. Vogelsang
                                             Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MSDW VENTURE PARTNERS IV, INC.


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MSDW VENTURE PARTNERS IV, L.L.C.

                                         By:  MSDW Venture Partners IV, Inc.


                                         By:  /s/ Debra Abramovitz
                                             -----------------------------------
                                             Name: Debra Abramovitz
                                             Title:   Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MORGAN STANLEY DEAN WITTER VENTURE
                                             PARTNERS IV, L.P.

                                         By   MSDW Venture Partners IV, L.L.C.
                                              its General Partner

                                         By   MSDW Venture Partners IV, Inc.


                                         By: /s/ Debra Abramovitz
                                             -----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MORGAN STANLEY DEAN WITTER VENTURE
                                             INVESTORS IV, L.P.

                                         By  MSDW Venture Partners IV, L.L.C.
                                             its General Partner

                                         By  MSDW Venture Partners IV, Inc.
                                             its Member


                                         By: /s/ Debra Abramovitz
                                             -----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002


                                         MORGAN STANLEY DEAN WITTER VENTURE
                                             OFFSHORE INVESTORS IV,
                                                          L.P.

                                         By   MSDW Venture Partners IV, L.L.C.
                                              its General Partner

                                         By   MSDW Venture Partners IV, Inc.
                                              its Member


                                         By:   /s/ Debra Abramovitz
                                              ----------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.

                                          By:  /s/ James T. Keane
                                              ----------------------------------
                                              Name:  James T. Keane
                                              Title: Vice President

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002


                                         ORIGINATORS INVESTMENT PLAN, L.P.

                                         By  MSDW OIP Investors, Inc.,
                                             its General Partner


                                         By: /s/ James T. Keane
                                             -----------------------------------
                                             Name:  James T. Keane
                                             Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         MSDW OIP INVESTORS, INC.


                                         By:   /s/ James T. Keane
                                             -----------------------------------
                                             Name:  James T. Keane
                                             Title: Vice President

                               INDEX TO EXHIBITS


Exhibit 1:   Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on May 19,
             2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)

Exhibit 5:   Amended and Restated Investor Rights Agreement (previously filed as
             Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)











                                      A-1